ScanHash LLC
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Cash flows from operating activities:		
Net loss	$ (540,400)	$ -
Changes in operating assets and liabilities:		
Accounts payable	110,000	-
Net cash used in operating activities	(430,400)	-
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Stock-based compensation	425,000	
Proceeds from issuance of common units	26,648	
Net cash provided by financing activities	451,648	-
Net cash increase (decrease) for period	21,248	-
Cash at beginning of period	-	-
Cash at end of year	$ 21,248	$ -

Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -